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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                 K2 Design, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   482731 10 6
                                 (CUSIP Number)

                                  Neil Belloff
           Proskauer Rose LLP, 1585 Broadway, New York, NY 10036-8299
                               Tel: (212) 969-3208
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 16, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No. 482731 10 6                                          Page 2 of 5 Pages

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Robert Burke

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                         (b) /x/

3   SEC USE ONLY


4   SOURCE OF FUNDS*

    PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(D) OR 2(E)                                       / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

  NUMBER OF       7   SOLE VOTING POWER
   SHARES                 125,000
BENEFICIALLY
  OWNED BY        8   SHARED VOTING POWER
    EACH                  0
  REPORTING
 PERSON WITH      9   SOLE DISPOSITIVE POWER
                          400,000

                  10  SHARED DISPOSITIVE POWER
                          0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    400,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                             / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.5%

14  TYPE OF REPORTING PERSON*

    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               Page 2 of 5 Pages

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Item 1. Security and Issuer

(a) Security: Common stock, par value $0.01 per share

(b) Issuer: K2 Design, Inc.
            30 Broad St., 16th Floor
            New York, NY  10004

Item 2. Identity and Background

     (a) Robert Burke

     (b) 30 Broad St., 16th Floor
         New York, NY 10004

     (c) Chief Operating Officer of
         K2 Design, Inc., 30 Broad St., 16th Floor, New York, NY 10004

     (d) Not applicable

     (e) Not applicable

     (f) United States of America

Item 3. Source and Amount of Funds or Other Consideration

     Options to purchase an aggregate of 125,000 shares of the common stock of the Issuer were granted on December 16, 1997 in consideration of Robert Burke's employment at K2 Design, Inc. as its Chief Operating Officer, 100,000 of such shares at an exercise price of $1.625 per share and 25,000 shares at an exercise price of $1.75 per share. Additionally four officers and directors of the Issuer on December 16, 1997 granted to Mr. Burke an option to purchase 68,750 shares of the common stock of each such person for an exercise price of $1.75 per share. Mr. Burke anticipates using his own personal funds for any such purchases.

Item 4. Purpose of Transaction

     The reporting person acquired the securities referred to herein for investment purposes in connection with his employment by K2 Design, Inc. as its Chief Operating Officer.

     (a) Not applicable

     (b) Not applicable

     (c) Not applicable

     (d) Not applicable

     (e) Not applicable

     (f) Not applicable

                                                               Page 3 of 5 Pages

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     (g) Not applicable

     (h) Not applicable

     (i) Not applicable

     (j) Not applicable

Item 5. Interest in Securities of the Issuer

     (a) Aggregate number: 400,000
         Percentage:       Approximately 10.5%

     (b) (i) Sole power to vote or direct the vote:                 125,000
         (ii) Shared power to vote or to direct the vote:           0
         (iii) Sole power to dispose or to direct the disposition:  400,000
         (iv) Shared power to dispose or to direct the disposition: 0

     (c) The options to purchase an aggregate of 125,000 shares of the common stock of the Issuer were granted on December 16, 1997 in consideration of Robert Burke's employment at K2 Design, Inc. as its Chief Operating Officer, at an exercise price of (i) $1.625 per share for 100,000 shares, 33,334 of which are exercisable immediately, 33,333 of which are exercisable on December 16, 1998 and the remaining 33,333 shares are exercisable on December 16, 1999, and (ii) $1.75 per share for 25,000 shares, 12,500 of which are exercisable on July 1, 1998 and the remaining 12,500 shares are exercisable on January 1, 1999. Additionally, four officers and directors of the Issuer on December 16, 1997 granted to Mr. Burke an option to purchase immediately 68,750 shares of the common stock of each such person for an exercise price of $1.75 per share.

     (d) Not applicable

     (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     With respect to options granted to the reporting person by Matthew G. de Ganon, David J. Centner, Douglas E. Cleek and Bradley K. Szollose to purchase 68,750 shares of the common stock of each of such persons, the reporting person has granted Matthew G. de Ganon a proxy to vote any shares exercised by the reporting person pursuant to the option granted on December 16, 1997 so long as the Voting Agreement dated as of July 26, 1996 by and among Matthew G. de Ganon, David J. Centner, Douglas E. Cleek and Bradley K. Szollose remains in full force and effect.

Item 7. Material to Be Filed as Exhibits

Not Applicable

                                                               Page 4 of 5 Pages

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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 1997        /s/ Robert Burke
      Date                  Signature

                           Robert Burke
                            Name/Title

                                                               Page 5 of 5 Pages